552940 PRESS RELEASE The Hague - March 9, 2006

AEGON REPORTS FULL YEAR 2005 RESULTS

■	STRONG FINANCIAL PERFORMANCE

-	Net income increased 21% in 2005 to EUR 2,732 million and 2% in the fourth quarter.

-	Operating earnings before tax increased 21% in 2005 to EUR 2,147 million and 64% in the fourth quarter.

-	New life sales[1] remained stable in the fourth quarter and increased 9% to EUR 2,539 million in 2005.

-	Strong capital base and cash flow generation: 10% increase in proposed 2005 final dividend to EUR 0.23 per share, bringing the total dividend for 2005 to EUR 0.45, a 7% increase over 2004. The value for cash and stock will be approximately the same for the final dividend.

■	IMPROVED POSITION IN AEGON’S THREE MAJOR MARKETS

-	All major markets contributed to increased operating earnings.

-	In the Americas, strong sales in the pension business, substantial growth in life reinsurance and a new product introduction in variable annuities led to enhanced performance.

-	The improved organization in the Netherlands concluded several large pension contracts in 2005 and is uniquely positioned to capture further growth in the group pension business.

-	AEGON UK recorded highest sales ever in the fourth quarter. The UK organization introduced a broader range of non-pension products and is in a good position to benefit from developments in the distribution market.

■	EXPANSION STRATEGY ON TRACK

-	AEGON Poland achieved record sales in the fourth quarter, its first as an AEGON company.

-	Two new bancassurance joint ventures were established in Spain to strengthen life distribution.

-	Further expansion was achieved in China with new licenses to operate in Beijing and Nanjing. Brokers were added to strengthen multi-channel distribution advantage.

-	Expansion continues in 2006, with a life insurance license for the Shandong province in China. In addition, HDI Pensionsmanagement AG has joined the AEGON Pension Network as a new partner, adding Germany to the network.

[1]	New life sales refers to standardized new premium production and is defined as new recurring premium + 1/10 of single premium

EARNINGS SUMMARY

Amounts in EUR millions, except per share data	Fourth quarter 2005	Fourth quarter 2004%		Full year 2005	Full year 2004%		Constant currency exchange rates %
Operating earnings before tax	643	393	64	2,147	1,772	21	21

Net gains/losses on investments and impairment charges before tax	136	493	(72)	1,171	1,020	15	15

Other income/(charges) and share in profit/(loss) of associates	32	(266)	—	297	3	—	—

Income before tax	811	620	31	3,615	2,795	29	29

Net income	687	672	2	2,732	2,256	21	21
- per share	0.41	0.42	(2)	1.63	1.38	18	18

Note: This press release includes a non-GAAP financial measure: operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure and an explanation for its use is provided on page 28. In addition, 2004 financial data have been adjusted to reflect further refinements to the adoption of IFRS. A reconciliation of the data ‘as reported’ to ‘as adjusted’ is provided on pages 29 to 33.

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Chairman’s Overview

“During 2005, we made good progress in strengthening AEGON’s position in our three major markets. In addition, we continued to invest in Central and Eastern Europe, Spain and Asia, where we see good growth prospects. We have taken a number of steps to improve the operations of our businesses as well as enhance AEGON’s strategic position in the life insurance and pension sectors. We are pleased to report increased earnings from all major country units for the year, enhanced distribution and a stronger balance sheet. We believe that AEGON is well-positioned to deliver the products and services that will lead to the continued growth of our business,” said Don Shepard, Chairman of the Executive Board.

“In the Americas we achieved a 7% increase in new life sales over last year, as well as a 17% increase in operating earnings for 2005. Sales through our reinsurance division were particularly strong.

“Our variable annuity business in the Americas showed 19% sales growth for the year, led by a 41% increase through the wirehouse and fee planner channel and a 24% increase in our pension business. Although fourth quarter retail sales were lower than previous quarters of the year, we anticipate sales growth going forward driven by accelerated new product development and additional wholesaling capability. Despite the challenging interest rate environment in the US, and against the backdrop of declining industry sales, we have seen consecutive quarterly growth in our fixed annuity sales in 2005, due largely to new bank distribution agreements as well as growth in our pension business.

“In the Netherlands, the improved organization reported a 64% increase in operating earnings for the year. Leveraging its leading position in the group pension market, AEGON The Netherlands was successful in capturing several large pension contracts. The Dutch organization is focused on maximizing its opportunities. For instance, to date, we signed 775 “Levensloop” contracts with employers and 2,250 group disability contracts. Looking ahead, we expect continued momentum of sales in our group business, as well as improved sales to individuals driven by new product initiatives in the intermediary channel.

“AEGON UK had a good year with a 32% increase in operating earnings before costs associated with the accelerated acquisition of Positive Solutions, our Independent Financial Advisor network, in 2005. In the fourth quarter of 2005 we recorded our highest sales performance ever. We have successfully introduced a broader range of non-pension products in the UK market, which resulted in over 30 percent of new business coming from annuities, bonds and protection products in 2005. Moreover, AEGON UK is in a good position to both drive and benefit from developments in the distribution market. The number of registered individuals affiliated with Positive Solutions has more than doubled since making our initial investment in the company in late 2002. We regard this as key to ensuring AEGON’s leading position in the UK market as further reforms are implemented and the distribution environment becomes more competitive.

“Elsewhere in Europe, we divested our general insurance business in Spain and focused our efforts on establishing life insurance partnerships with savings banks. Our partnership with Caja de Ahorros del Mediterráneo achieved a 27% increase in recurring premiums during the year. We also established two new bancassurance joint ventures in 2005 with Caja de Badajoz and Caja Navarra. Our life products will soon be sold in over 1500 branches across the country. We will be looking at opportunities to expand this network given the dominant role of banks in the Spanish life and pensions market.

“Relying on our strong management in Hungary, we have been pleased with the progress of our strategy for Central and Eastern Europe. The countries where AEGON is now active, with a total population of over 65 million, offer strong growth potential for life and pension products. AEGON Hungary achieved a notable increase of 26% in net earnings for the year. AEGON Poland, which we acquired in October, had record sales in the fourth quarter, its first as a member of the AEGON group. Membership in AEGON’s pension fund in Slovakia continues to grow with over 70,000 currently enrolled, and life sales have begun in the Czech Republic where we launched operations in April.

“We continue to see pensions as a key growth driver for our business. Leveraging AEGON’s pension expertise, we formally launched the AEGON Pension Network, which has been developed with our

French partners at La Mondiale to provide multi-national corporate clients cross-border solutions. The recent addition of HDI Pensionsmanagement, a leading provider of group pensions in Germany, has added further momentum to this initiative which now covers ten European countries as well as the United States.

“Finally, we have been pleased by the progress of our operations in Asia during 2005. In Taiwan, new life sales increased 58% following especially strong sales in the first half of the year. Although recurring traditional life business continued to be the main driver of growth, increased efforts to sell unit-linked products led to encouraging results in the fourth quarter.

“In China, we have expanded from our base in Shanghai, having received licenses to begin operations in Beijing, Nanjing and most recently, the Shandong province, where we are among the first foreign insurers to gain access to the region. During the fourth quarter, AEGON-CNOOC’s multi-channel distribution advantage was strengthened with the addition of brokers. We have made clear our long-term commitment to China and we will continue to identify additional opportunities to expand AEGON’s geographic presence.

“AEGON continues to benefit from strong capitalization in all our country units. The year 2005 was especially good in terms of capital formation and cash flows. Shareholders’ equity at December 31, 2005 was EUR 19.3 billion, an increase of 30% compared to year-end 2004. In 2005, AEGON further strengthened the quality of its capital base by replacing senior debt and perpetual subordinated bonds with perpetual capital securities. Group equity, which includes shareholders’ equity and other equity instruments, represented 89% of the total capital base at the end of December. Due to our strengthened capital position and good cash flows, we propose to raise the final dividend by 10% to EUR 0.23 per common share, bringing the total 2005 dividend to EUR 0.45 per common share. The value of the final stock dividend will be approximately the same as the cash dividend.

“In summary, 2005 was a good year. We expect the momentum to continue in 2006 and are confident about our prospects for capturing further growth in AEGON’s core lines of business. The increased sales and earnings for the year, combined with enhanced distribution and improved operational efficiency, indicate that we have made good progress within AEGON’s three major markets while investing in new markets that offer long-term profitable growth.”

Earnings overview

				amounts in millions

	EUR			EUR
	Fourth quarter			Full year
	2005	2004	%	2005	2004	%
By product segment
Traditional life	224	157	43	823	566	45
Life for account of policyholders	79	96	(18)	243	304	(20)
Fixed annuities	138	95	45	425	284	50
Variable annuities	99	66	50	130	177	(27)
Institutional guaranteed products	69	81	(15)	280	367	(24)
Fee - off balance sheet products	(10)	(7)	(43)	33	36	(8)
Reinsurance	25	(137)	N.M.	105	(88)	N.M.

Accident and health insurance	67	82	(18)	324	325	(0)
General insurance	10	28	(64)	55	104	(47)

Banking activities	11	10	10	15	24	(38)
Other	(6)	0	N.M.	(6)	0	N.M.
Interest charges and other	(63)	(78)	(19)	(280)	(327)	(14)

Operating earnings before tax	643	393	64	2,147	1,772	21
Gains/(losses) on investments	141	559	(75)	1,157	1,203	(4)
Impairment charges	(5)	(66)	92	14	(183)	N.M.
Other non operating income/(charges)	24	(273)	N.M.	277	(22)	N.M.
Share in profit/(loss) of associates	8	7	14	20	25	(20)

Income before tax	811	620	31	3,615	2,795	29
Income tax	(123)	49	N.M.	(885)	(537)	65
Minority interest	(1)	3	N.M.	2	(2)	N.M.

Net income [1]	687	672	2	2,732	2,256	21

Net income in USD	819	865	(5)	3,403	2,806	21

Income before tax geographically
Americas	606	390	55	2,181	1,698	28
The Netherlands	229	472	(51)	1,286	1,097	17
United Kingdom	73	70	4	272	220	24
Other countries	11	39	(72)	248	135	84
Holding and other activities	(102)	(341)	(70)	(352)	(356)	(1)
Eliminations	(6)	(10)	40	(20)	1	N.M.

Income before tax	811	620	31	3,615	2,795	29

Commissions and expenses	1,448	1,370	6	5,522	5,784	(5)

Amounts per common share of EUR 0.12

Net income in EUR [2]	0.41	0.42	(2)	1.63	1.38	18
Net income fully diluted in EUR [2]	0.41	0.42	(2)	1.63	1.38	18

Net income in USD	0.49	0.54	(9)	2.03	1.72	18
Net income fully diluted in USD	0.49	0.54	(9)	2.03	1.72	18

Dividend in EUR [3]				0.45	0.42	7

				At Dec. 31 2005	At Dec. 31 2004
Shareholders’ equity in EUR [4]				10.89	8.38	30
Shareholders’ equity in USD [4]				12.85	11.41	13

Number of employees				27,159	27,446	(1)

Outstanding common shares:
- Number of common shares (millions)				1,599	1,553	3
- Weighted average number (millions)				1,548	1,503	3

[1]	Net income refers to net income attributable to equity holders of AEGON N.V.
[2]	After deduction of preferred dividend and coupons on perpetuals.
[3]	Amount for 2005 is the proposed dividend for 2005.
[4]	Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (2004: EUR 2.1 billion) and considering the number of outstanding treasury shares.

2005 GROUP HIGHLIGHTS

Sales

During 2005, new life sales increased 9% to EUR 2,539 million. New life sales in the Americas increased 7% to USD 1,166 million, primarily reflecting higher reinsurance sales. The combination of higher group pension sales and lower individual life sales led to a 2% increase in new life sales in the Netherlands. New life sales in the United Kingdom increased 4% for the year, despite lower sales in the first quarter as a result of certain pricing and commission changes in the core pensions markets. In Taiwan, new life sales increased 58%, due to a particularly strong increase in sales of traditional life products in the second quarter.

Sales of annuity and institutional guaranteed products in the Americas increased 8% compared to 2004. Variable annuity sales benefited from higher sales to individuals and through the pension businesses. Sales of fixed annuities were lower and reflect AEGON’s pricing discipline and the challenging interest rate environment. New fixed annuity sales of EUR 521 million in the fourth quarter were 12% higher than in the third quarter due to higher pension sales and marginally higher retail sales. Off balance sheet production increased 9%, reflecting strong performance from the asset management operations in the Netherlands and the UK, increased pension sales in Central and Eastern Europe and higher synthetic GIC sales in the US.

Operating earnings before tax

Operating earnings before tax in 2005 increased 21% to EUR 2,147 million. In the fourth quarter of 2005, total operating earnings before tax increased 64% to EUR 643 million as compared to 2004. The three major country units – the Americas, the Netherlands and the United Kingdom - each reported increases in operating earnings before tax for the year. The increase in the Americas reflects business growth, favorable mortality experience and the impact of volatile items, partly offset by decreased spreads. The increase in operating earnings before tax in the Netherlands is largely due to improved interest results and released provisions for profit-sharing and employee benefits, increased technical life and non life results, partially offset by additional provisions for guarantees and improvements to “Spaarkas” life products in the first quarter of 2005. In the United Kingdom, the increase mainly reflects the positive impact from higher equity and bond markets. The increase is largely offset by a charge for an incentive payout to registered individuals and relates to the accelerated acquisition of the remaining 40 percent of Positive Solutions. The divestiture of the general insurance activities in Spain at the beginning of this year is the primary reason for the decline in operating earnings in Other Countries.

Net income

Net income increased 21% to EUR 2,732 million in 2005 reflecting higher operating earnings, increased net gains on investments and impairment charges, and higher non-operating income. The effective tax rate increased to 24% from 19% in 2004, reflecting higher taxable earnings, higher policyholder taxes in the United Kingdom and one-time tax benefits in 2004. Net income per share increased 18% to EUR 1.63. Net income in the fourth quarter of 2005 amounted to EUR 687 million and increased 2% compared to the previous year, while net income per share decreased 2% to EUR 0.41. This reflects higher operating earnings before tax, the settlement with Dexia in 2004, lower net gains on investments and a higher tax charge due to a one-time tax benefit in the fourth quarter of 2004 in the Americas.

Net gains/losses on investments (before tax) and impairment charges

Net gains/losses on investments (before tax) and impairment charges together amounted to a gain of EUR 1,171 million compared to a gain of EUR 1,020 million in 2004. Other non-operating income/(charges) and share in profit/(loss) of associates together amounted to EUR 297 million, reflecting the book gain on the sale of the Spanish general insurance activities and the charges to AEGON UK policyholders related to taxes payable for the account of policyholders.

Commission and expenses

Commission and expenses decreased 5% to EUR 5,522 million. The sale of most of Transamerica Finance Corporation’s businesses in 2004, the sale of the general insurance business in Spain, and expense savings in AEGON UK, all contributed to lower operating expenses.

Revenue generating investments

Total revenue generating investments amounted to EUR 358 billion at December 31, 2005, an increase of 17% compared to year-end 2004.

Shareholders’ equity

Shareholders’ equity at December 31, 2005 amounted to EUR 19.3 billion, an increase of 30% compared to December 31, 2004.

Dividend

The Executive Board will propose a total dividend for 2005 of EUR 0.45 per common share, a 7% increase compared to the 2004 dividend. Taking into account the interim dividend of EUR 0.22 paid in September 2005, the proposed final dividend will amount to EUR 0.23 per common share. The final dividend will be paid in cash or shares, at the election of the shareholder. The value of the stock dividend will be approximately the same as the value of the cash dividend.

REPORT OF THE COUNTRY UNITS

Americas

							amounts in millions

USD				USD			EUR
Fourth quarter				Full year			Full year
2005	2004	%		2005	2004	%	2005	2004	%
			Income by product segment
170	174	(2)	Traditional life	674	639	5	541	514	5
22	27	(19)	Life for account of policyholders	108	107	1	87	86	1
166	121	37	Fixed annuities	529	353	50	425	284	50
123	84	46	Variable annuities	162	220	(26)	130	177	(27)
82	106	(23)	Institutional guaranteed products	349	456	(23)	280	367	(24)
9	(7)	N.M.	Fee - off balance sheet products	67	(1)	N.M.	54	(1)	N.M.
30	(169)	N.M.	Reinsurance	131	(109)	N.M.	105	(88)	N.M.

65	91	(29)	Accident and health insurance	345	361	(4)	277	290	(4)

667	427	56	Operating earnings before tax	2,365	2,026	17	1,899	1,629	17
77	143	(46)	Gains/(losses) on investments	299	280	7	240	225	7
(17)	(62)	73	Impairment charges	53	(197)	N.M.	42	(159)	N.M.
0	2	N.M.	Share in profit/(loss) of associates	0	3	N.M.	0	3	N.M.

727	510	43	Income before tax	2,717	2,112	29	2,181	1,698	28
(128)	(7)	N.M.	Income tax	(705)	(439)	61	(566)	(353)	60
0	3	N.M.	Minority interest	2	(3)	N.M.	2	(2)	N.M.

599	506	18	Net income	2,014	1,670	21	1,617	1,343	20

			Revenues
299	302	(1)	Life general account single premiums	922	1,217	(24)	740	979	(24)
1,474	1,335	10	Life general account recurring premiums	5,568	5,104	9	4,470	4,104	9
107	564	(81)	Life policyholders account single premiums	611	652	(6)	491	524	(6)
282	282	0	Life policyholders account recurring premiums	1,156	1,178	(2)	928	947	(2)

2,162	2,483	(13)	Total life insurance gross premiums	8,257	8,151	1	6,629	6,554	1
589	603	(2)	Accident and health insurance	2,456	2,444	0	1,972	1,965	0

2,751	3,086	(11)	Total gross premiums	10,713	10,595	1	8,601	8,519	1
1,731	1,592	9	Investment income	6,705	6,254	7	5,383	5,029	7
286	257	11	Fee and commission income	1,085	1,012	7	871	814	7

4,768	4,935	(3)	Total revenues	18,503	17,861	4	14,855	14,362	3
453	691	(34)	Income from reinsurance ceded	1,753	1,741	1	1,407	1,400	0
134	164	(18)	Fair value and foreign exchange gains	336	235	43	270	189	43
1,355	3,514	(61)	Total gains on investments	4,137	4,630	(11)	3,321	3,723	(11)

6,710	9,304	(28)	Total income	24,729	24,467	1	19,853	19,674	1

1,049	1,126	(7)	Commissions and expenses	4,063	4,325	(6)	3,262	3,478	(6)

			Standardized new premium production insurance
289	781	(63)	Life single premiums	1,298	1,592	(18)	1,042	1,279	(19)
258	225	15	Life recurring premiums annualized	1,036	928	12	832	746	12
287	303	(5)	Life total recurring plus 1/10 single	1,166	1,087	7	936	874	7

			Gross deposits
626	605	3	Fixed annuities	2,221	3,017	(26)	1,783	2,426	(27)
2,121	1,649	29	Institutional guaranteed products	10,712	9,487	13	8,600	7,630	13
1,529	1,354	13	Variable annuities	6,260	5,278	19	5,026	4,244	18

4,276	3,608	19	Total production on balance sheet	19,193	17,782	8	15,409	14,300	8

			Off balance sheet production
2,598	2,482	5	Synthetic GICs	8,239	7,260	13	6,614	5,838	13
			Mutual funds/ Collective Trusts and
2,314	2,793	(17)	other managed assets	10,114	11,175	(9)	8,120	8,986	(10)

4,912	5,275	(7)	Total production off balance sheet	18,353	18,435	(0)	14,734	14,824	(1)

The Americas (the AEGON USA companies and AEGON Canada)

♦	New life sales increased 7% to USD 1,166 million during 2005.

♦	Operating earnings before tax increased 17% to USD 2,365 million in 2005.

♦	Operating expenses were level with last year at USD 1,768 million.

♦	Total revenue generating investments amounted to USD 265 billion at December 31, 2005 and increased 3% compared to year-end 2004.

Results

Operating earnings before tax increased 17% to USD 2,365 million in 2005. Favorable earnings growth was notable in the fixed annuity, fee – off balance sheet, and reinsurance lines of business in the Americas. Certain volatile items increased pre-tax operating earnings by USD 316 million in 2005, compared to an increase of USD 255 million in 2004. A significant portion of this is due to returns on hedge funds and limited partnership investments, which exceeded long-term pricing expectations in both 2004 and 2005. These items are described in more detail on page 10. Results from 2004 reflect a fourth quarter one-time charge of USD 80 million in the reinsurance business and a charge of USD 172 million related to certain payout annuities and reinsurance contracts.

Fourth quarter operating earnings before tax of USD 667 million increased by USD 240 million as compared to the fourth quarter of 2004. This change was primarily attributable to the charges in the fourth quarter of 2004 discussed above.

Net income, which includes net gains/losses on investments and impairment charges, increased 21% to USD 2,014 million. Net gains on investments (before tax) amounted to USD 299 million compared to USD 280 million in 2004. Impairment charges amounted to a net recovery of USD 53 million in 2005 compared to a net charge of USD 197 million in 2004. The effective tax rate of 25.9% in 2005 compares to an effective tax rate of 20.8% in 2004. The increase primarily reflects the effect of the repatriation of accumulated earnings from Canada in 2004 and higher taxable earnings in 2005.

Traditional life / Life for account of policyholders

New life sales of USD 907 million were level compared to 2004. This excludes reinsurance sales, which are reported in a separate line of business. Production in the agency channel increased by 5%, but this was offset by lower sales in the Bank-Owned/Company-Owned Life (BOLI/COLI) and bank channels.

Operating earnings before tax for traditional life increased 5% to USD 674 million during 2005. Continued growth of the in-force business contributed to the earnings increase during 2005 in addition to the increase in earnings from the valuation of certain financial asset at fair value. Operating earnings before tax from life for account of policyholders were level with 2004 at USD 108 million.

Fixed annuities

Fixed annuity new deposits of USD 2.2 billion decreased 26% in 2005, although during 2005 AEGON Americas recorded consecutive quarterly growth driven primarily by new distribution arrangements and increased pension sales. Fourth quarter deposits of USD 626 million were 10% higher than in the third quarter. The current low interest rate environment, a flat yield curve and AEGON’s continued commitment to write profitable business with acceptable risk profiles resulted in lower fixed annuity production in 2005 relative to 2004. Fixed annuity account balances of USD 52.9 billion decreased 4% from year-end 2004 due to net withdrawals. Lapse rates increased in the fourth quarter due to the continued flattening of the yield curve and increased competition from shorter term banking products.

Fixed annuity operating earnings before tax increased 50% to USD 529 million in 2005. This increase reflects a strong positive impact from the total return annuity, fair value movements of certain financial assets, lower amortization of deferred policy acquisition cost on the retail annuity block and favorable mortality on payout annuities. This has been partially offset by minor spread compression in the second and third quarters of this year and lower account balances. In addition, the fourth quarter of 2004 included a charge of USD 54 million related to reserve strengthening on a block of payout annuities.

Product spreads on the largest segment of the fixed annuity book were 244 basis points for the fourth quarter on an IFRS pre-tax operating basis compared to 233 basis points in the third quarter this year. Product spreads in both the third and fourth quarters include 33 basis points from the impact of valuation of certain financial assets carried at fair value.

Institutional guaranteed products

Institutional guaranteed product sales amounted to USD 10.7 billion in 2005, an increase of 13% compared to 2004. Higher sales were primarily in traditional and municipal GIC products, in addition to the fourth quarter sale of USD 588 million in medium term notes in conjunction with the launch of a new sales platform in Ireland. The account balances of institutional guaranteed spread products were USD 32.9 billion at December 31, 2005, up 6% from year-end 2004.

Institutional guaranteed products operating earnings before tax of USD 349 million in 2005 decreased 23%. The decline was primarily due to the impact of decreased product spreads resulting from the rise in short-term interest rates in 2005.

Variable annuities

Variable annuity new deposits of USD 6.3 billion in 2005 increased 19% compared to 2004. The strong year over year growth is notable in both the retail and pension markets. The growth in the retail segment during the year was 13%, much of which was attributable to the “5 for Life” product that was introduced in the fourth quarter of 2004. Retail sales in the fourth quarter of 2005 were lower than previous quarters of the year in anticipation of a new product launch—“5 for Life with Growth”—in January of 2006. Sales in the pension segment grew at 24%, largely due to strong production in the third and fourth quarters. Variable annuity account balances increased 8% to USD 48.0 billion compared to the end of 2004.

Variable annuities operating earnings before tax of USD 162 million in 2005 decreased USD 58 million from 2004. This decline was primarily due to the impact of the valuation of Canadian segregated funds with maturity guarantees, as shown in the volatile items table on page 27. Partly offsetting the decline were higher fees from growth in assets under management.

Fee – off balance sheet products

Off balance sheet products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Off balance sheet production of USD 18.4 billion was level with 2004. Synthetic GIC sales of USD 8.2 billion in 2005 increased 13% while mutual fund sales of USD 10.1 billion in 2005 decreased 9% from 2004. Off balance sheet assets increased 6% from year-end 2004 and totaled USD 80.8 billion at the end of 2005.

Operating earnings before tax from fee – off balance sheet products of USD 67 million increased USD 68 million from 2004 due to higher fees from growth in assets under management, lower expenses and a one-time positive item of USD 20 million during the second quarter.

Reinsurance

Reinsurance new life production of USD 259 million increased USD 82 million or 46% compared to 2004, reflecting continued strong sales in both the domestic and international life markets.

Reinsurance operating earnings before tax were USD 131 million in 2005 compared to a loss of USD 109 million in 2004. Earnings in 2004 include the effect of a change in methodology for computing incurred but not reported claims and a new reserve system as well as an accelerated amortization of Value of Business Acquired (VOBA). Excluding these items, operating earnings increased USD 42 million primarily due to strong growth of the in force business and more favorable mortality experience relative to adverse experience in the second quarter of 2004.

Accident and health business

Accident and health premium revenue of USD 2,456 million was slightly higher in 2005 due to increased sales through sponsored programs along with premium rate increases on certain health products. The discontinuance of new sales of long-term care policies announced in mid 2004 has reduced the growth in premiums.

Accident and health operating earnings before tax of USD 345 million decreased USD 16 million over 2004. The decrease is primarily related to lower earnings in the fourth quarter of 2005 reflecting slightly higher claims on certain closed blocks of business and increased expenses related to international development and expansion.

Commissions and expenses

Commissions and operating expenses of USD 4,063 million decreased 6% in 2005. Operating expenses of USD 1,768 million were almost the same as 2004. Expense increases due to higher compliance and regulatory costs, along with higher costs due to international expansion and development, were offset by expense reductions from operating efficiencies and certain one time favorable items.

Impact of volatile items in the Americas

Operating earnings before tax on an IFRS basis are generally expected to be more volatile than income before realized gains and losses on shares and real estate as reported on the previous Dutch accounting principles (DAP) basis for the Americas. In particular, there are three items that are expected to create significant volatility due to the fair value nature of the underlying valuation. In aggregate, these items contributed pre-tax operating earnings of USD 316 million during 2005 compared to USD 255 million in 2004. These items are as follows:

Asset valuation – Certain financial assets that are managed on a total return basis, such as hedge funds, convertible bonds, and certain limited partnerships, are carried at fair value with no offsetting changes in the fair value of liabilities. As of December 31, 2005, these assets totaled USD 3.2 billion or just over 2% of the general account portfolio in the Americas. The market valuation of these assets contributed net USD 269 million to operating earnings before tax in 2005, compared to USD 241 million last year. The impact of this is notable in the traditional life, fixed annuity and institutional guaranteed products lines of business.

Total return annuity – This annuity product provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value. However, due to the minimum guarantee, not all of the asset market value changes will be offset in the liability valuation. This product exists in both the fixed annuity and reinsurance lines of business and in both cases represents closed blocks. Product balances as of December 31, 2005 were USD 2.2 billion in fixed annuities and USD 0.6 billion in reinsurance. This item contributed a positive USD 35 million in 2005 compared to a negative USD 46 million in 2004.

Segregated funds maturity guarantees – Segregated funds sold in Canada and reported in the variable annuity line of business contain ten-year maturity guarantees that are carried at fair value using market-based risk neutral scenario techniques. The operating earnings impact from these guarantees is generally positive for higher equity market returns and higher interest rates, and conversely negative for lower equity market returns and lower interest rates. As of December 31, 2005 segregated fund balances with maturity guarantees totaled USD 4.3 billion (CAD 5.0 billion). This product contributed USD 12 million to operating earnings before tax in 2005, compared to USD 60 million in 2004. The lower earnings in 2005 are due to the decrease in the risk free interest rate during the year, in addition to changes made in best estimate assumptions for these products during the second and third quarters.

Please refer to page 27 for an overview of the effects of the above-mentioned volatile items on operating earnings by product line.

The Netherlands

				amounts in millions

EUR				EUR
Fourth quarter				Full year
2005	2004	%		2005	2004	%
			Income by product segment
80	26	N.M.	Traditional life	270	40	N.M.
(3)	19	N.M.	Life for account of policyholders	(53)	45	N.M.
(4)	0	N.M.	Fee - off balance sheet products	15	26	(42)

12	10	20	Accident and health insurance	45	27	67
6	4	50	General insurance	30	34	(12)

11	10	10	Banking activities	15	24	(38)

102	69	48	Operating earnings before tax	322	196	64
114	416	(73)	Gains/(losses) on investments	985	907	9
10	(14)	N.M.	Impairment charges	(25)	(19)	(32)
3	1	N.M.	Share in profit/(loss) of associates	4	13	(69)

229	472	(51)	Income before tax	1,286	1,097	17
(22)	(28)	(21)	Income tax	(272)	(177)	54

207	444	(53)	Net income	1,014	920	10

			Revenues
115	293	(61)	Life general account single premiums	419	678	(38)
64	61	5	Life general account recurring premiums	474	488	(3)
97	48	102	Life policyholders account single premiums	634	325	95
299	287	4	Life policyholders account recurring premiums	1,494	1,491	0

575	689	(17)	Total life insurance gross premiums	3,021	2,982	1
26	29	(10)	Accident and health insurance	191	188	2
90	92	(2)	General insurance	443	445	(0)

691	810	(15)	Total gross premiums	3,655	3,615	1
614	559	10	Investment income	2,184	2,021	8
81	46	76	Fee and commission income	325	297	9

1,386	1,415	(2)	Total revenues	6,164	5,933	4
6	(80)	N.M.	Income from reinsurance ceded	0	(62)	N.M.
145	14	N.M.	Fair value and foreign exchange gains	303	6	N.M.
327	388	(16)	Total gains on investments	2,736	956	186

1,864	1,737	7	Total income	9,203	6,833	35

225	202	11	Commissions and expenses	1,091	1,021	7

			Standardized new premium production insurance
280	395	(29)	Life single premiums	1,079	1,037	4
34	32	6	Life recurring premiums annualized	123	122	1
62	72	(14)	Life total recurring plus 1/10 single	231	226	2
10	16	(38)	Non-life premiums	48	64	(25)

			Gross deposits
939	568	65	Saving deposits	3,478	2,881	21

939	568	65	Total production on balance sheet	3,478	2,881	21

			Off balance sheet production
149	178	(16)	Mutual funds and other managed assets	864	789	10

149	178	(16)	Total production off balance sheet	864	789	10

AEGON The Netherlands

♦	New life sales increased 2% to EUR 231 million in 2005.

♦	Operating earnings before tax increased 64% to EUR 322 million.

♦	Operating expenses, including provisions, increased 27% compared to 2004 to EUR 752 million, and increased 4% on an underlying basis.

♦	Total revenue generating investments amounted to EUR 62.7 billion at December 31, 2005, an increase of 8% compared to year-end 2004 levels.

Results

Operating earnings before tax totaled EUR 322 million in 2005, an increase of 64%. The increase in operating earnings in the Netherlands is largely due to improved interest results and released provisions for profit-sharing and employee benefits, as well as increased technical life and non life results, lower amortization of deferred policy acquisition cost (DPAC), partially offset by additional provisions for guarantees and improvements to “Spaarkas” life products.

In 2005, EUR 71 million of profit-sharing and employee benefits provisions were released, while 2004 included a charge of EUR 50 million for profit-sharing. Total additional provisions for account of policyholder guarantees amounted to EUR 163 million in 2005, of which EUR 84 million was recorded in the fourth quarter. Improvements to “Spaarkas” products resulted in a charge of EUR 42 million, primarily incurred in the first quarter. In 2004, accelerated DPAC amortization amounted to EUR 42 million. Interest results in 2005 included EUR 33 million related to a mortgage securitization program and EUR 26 million higher interest on derivatives.

Operating earnings include volatile items, which are explained in more detail on page 14. These items contributed EUR 62 million to operating earnings in 2005 compared to EUR 12 million in 2004. Operating earnings before tax in the fourth quarter of 2005 amounted to EUR 102 million compared to EUR 69 million in the same period last year.

Net income, which includes net gains/losses on investments and impairment charges, increased 10% to EUR 1,014 million. Net gains/losses on investments (before tax) amounted to EUR 985 million compared to EUR 907 million in 2004. The gains on investments (before tax) include an amount of EUR 307 million from the increase in market value of derivatives. Net income for the fourth quarter decreased 53% to EUR 207 million as lower net gains/losses on investments more than offset higher operating earnings.

Traditional life / Life for account of policyholders

New life sales increased 2% to EUR 231 million. This mainly reflects an increase in the group pensions business, with the closing of a number of large single premium institutional pension contracts. The growth in pension business was partly offset by lower sales in individual life.

Operating earnings before tax for traditional life amounted to EUR 270 million, compared to EUR 40 million in the same period in 2004. The increase mainly reflects higher investment income and provision releases.

Operating earnings before tax from life for account of policyholders amounted to a loss of EUR 53 million, compared to a profit of EUR 45 million in 2004. This was largely due to the additional provisions for guarantees and “Spaarkas” life products.

Fee – off balance sheet products

Off balance sheet product sales increased 10% to EUR 864 million, reflecting growth in asset-only group pension contracts and good performance at TKP Pensions.

Operating earnings before tax from fee business amounted to EUR 15 million, compared to EUR 26 million in 2004. Performance of TKP Pensions and AEGON Asset Management improved. Operating earnings from Meeùs were lower as significant investments were made in improving the quality of the organization and generating growth.

Non-life insurance

Accident and health premiums increased 2% to EUR 191 million, reflecting growth of the portfolio following the privatization in 2004 of the sick leave and disability-for-self-employed markets. In 2005, AEGON successfully developed new disability products for the group employee benefits market to address the changing needs as a result of the new disability system in the Netherlands as outlined in the WIA law. To date, AEGON has signed WIA contracts with 2,250 employers. Accident and health operating earnings before tax were EUR 45 million compared to EUR 27 million in 2004. The results benefited from substantially better-than-expected claims experience on disability and sick leave coverage products.

General insurance premiums remained stable at EUR 443 million. General insurance operating earnings before tax decreased 12% to EUR 30 million, mainly due to additional provisioning for personal liability insurance.

Banking activities

In 2005, AEGON successfully developed an offering in the new “Levensloop” (or “Lifecycle”) market. Building on AEGON’s strong position in the group market, the Lifecycle arrangement has proved successful as a worksite marketing opportunity. The initial number of accounts is encouraging and the average savings amounts of participating employees are above expectations. To date, AEGON has signed “Levensloop” agreements with 775 employers and industry organizations. These represent some 500,000 employees.

Operating earnings before tax from banking activities amounted to EUR 15 million, compared to EUR 24 million in 2004. The decrease reflects lower interest spreads, a decline in the lease portfolio due to expiration and a decline in savings account balances following the release of company savings accounts.

Commissions and expenses

Commissions and expenses increased 7% to EUR 1,091 million in 2005. Operating expenses amounted to EUR 752 million, 27% higher than in 2004. This is primarily due to additions to provisions taken in the first half of this year for “Spaarkas” life products and other one-time effects. Excluding these effects, operating expenses were up by approximately 4%, as a result of the implementation of programs to enhance service levels of the organization.

Impact of volatile items in the Netherlands

Operating earnings before tax on an IFRS basis are generally expected to be more volatile than income before realized gains and losses on shares and real estate as reported on the previous DAP basis for the Netherlands. In particular, there are two items that are expected to create significant short-term volatility due to the fair value nature of the underlying valuation. In aggregate, these items contributed EUR 62 million to operating earnings in 2005, compared to EUR 12 million in 2004. These items are as follows:

Asset valuation – Certain financial assets, such as an investment in a private equity fund, are carried at fair value with no offsetting changes in the value of liabilities. As of December 31, 2005, these assets totaled EUR 225 million. This item contributed EUR 67 million to operating earnings before tax in 2005, compared to EUR 28 million in 2004.

Derivatives used in portfolio allocation - AEGON The Netherlands uses derivatives to manage the asset allocation of its investment portfolio. These derivatives are carried at fair value with no offsetting changes in the value of liabilities. The valuation of these derivatives contributed a negative EUR 5 million to operating earnings before tax in 2005, compared to a negative contribution of EUR 16 million in 2004.

Please refer to page 27 for an overview of the effects of the above-mentioned volatile items on operating earnings by product line.

United Kingdom

							amounts in millions

GBP				GBP			EUR
Fourth quarter				Full year			Full year
2005	2004	%		2005	2004	%	2005	2004	%
			Income by product segment
(1)	(5)	80	Traditional life	(1)	(8)	88	(1)	(12)	92
42	38	11	Life for account of policyholders	139	114	22	203	168	21
(11)	0	N.M.	Fee - off balance sheet products[1]	(27)	3	N.M.	(40)	5	N.M.

30	33	(9)	Operating earnings before tax	111	109	2	162	161	1
3	5	(40)	Gains/(losses) on investments	6	3	100	9	4	125
(1)	(2)	50	Impairment charges	(2)	(2)	0	(3)	(3)	0
18	13	38	Other non-operating income/(charges) [2]	71	40	78	104	58	79

50	49	2	Income before tax	186	150	24	272	220	24
(18)	(13)	38	Income tax attributable to policyholder return	(71)	(40)	78	(104)	(58)	79

32	36	(11)	Income before income tax on shareholders return	115	110	5	168	162	4
2	(12)	N.M.	Income tax on shareholders return	(17)	(28)	(39)	(24)	(41)	(41)

34	24	42	Net income	98	82	20	144	121	19

			Revenues
146	45	N.M.	Life general account single premiums	388	177	119	567	260	118
36	38	(5)	Life general account recurring premiums	172	146	18	252	215	17
533	485	10	Life policyholders account single premiums	1,756	1,852	(5)	2,569	2,727	(6)
293	286	2	Life policyholders account recurring premiums	1,206	1,128	7	1,764	1,662	6

1,008	854	18	Total gross premiums	3,522	3,303	7	5,152	4,864	6
336	349	(4)	Investment income	1,480	1,465	1	2,165	2,157	0
42	34	24	Fee and commission income	153	120	28	223	177	26

1,386	1,237	12	Total revenues	5,155	4,888	5	7,540	7,198	5
34	(7)	N.M.	Income from reinsurance ceded	190	131	45	278	193	44
4	0	N.M.	Fair value and foreign exchange gains	9	1	N.M.	13	2	N.M.
1,476	1,322	12	Total gains on investments	4,434	1,604	176	6,485	2,363	174

2,900	2,552	14	Total income	9,788	6,624	48	14,316	9,756	47

156	120	30	Commissions and expenses	518	433	20	757	638	19

			Standardized new premium production insurance [3]
1,010	822	23	Life single premiums	3,185	2,844	12	4,658	4,188	11
95	87	9	Life recurring premiums annualized	368	378	(3)	538	557	(3)
196	169	16	Life total recurring plus 1/10 single	687	662	4	1,004	976	3

			Off balance sheet production
85	60	42	Mutual funds and other managed assets	1,032	143	N.M.	1,509	210	N.M.

85	60	42	Total production off balance sheet	1,032	143	N.M.	1,509	210	N.M.

[1]	Includes a GBP 33 million charge in 2005 for incentive pay related to Positive Solutions (GBP 10 million in 2005 fourth quarter).
[2]	Other non-operating income/(charges) is currently used to report charges made to policyholders in respect of income tax.

There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[3]	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

AEGON UK

♦	New life sales increased 4% to GBP 687 million, as AEGON UK records its highest sales performance ever in the fourth quarter of 2005 at GBP 196 million, an increase of 16% compared to the fourth quarter in 2004.

♦	Operating earnings before tax increased 2% to GBP 111 million or 32% when excluding the effect of an incentive plan charge related to the accelerated acquisition of the remaining 40% of Positive Solutions.

♦	Operating expenses increased by less than 1% to GBP 346 million.

♦	Total revenue generating investments increased 18% to GBP 45.0 billion compared to year-end 2004 levels.

Results

Operating earnings before tax amounted to GBP 111 million compared to GBP 109 million in 2004. The increase mainly reflects the positive effect of higher equity and bond markets, largely offset by a GBP 33 million charge for the incentive plan for registered individuals and staff related to the accelerated acquisition of the remaining 40% of Positive Solutions. Excluding the effect of the incentive plan charge, operating earnings before tax increased 32%. Net income, which includes net gains/losses on investments and impairment charges, increased 20% to GBP 98 million. The effective tax rate decreased from 25% in 2004 to 15% in 2005, largely due to non-recurring tax charges in 2004 and the mix of profits in 2005 by line of business.

Operating earnings before tax in the fourth quarter amounted to GBP 30 million, a decline of 9% compared to the fourth quarter of 2004. The decline reflects the part of the charge related to the Positive Solutions incentive plan that was booked in the fourth quarter (GBP 10 million). A further charge of GBP 7 million is expected in the first quarter of 2006. Excluding the effect of the incentive plan charge, operating earnings before tax increased 21% in the fourth quarter. Net income for the fourth quarter period amounted to GBP 34 million, an increase of 42% compared to the same period in 2004. Taxes amounted to a credit of GBP 2 million in the fourth quarter, reflecting a release of tax provisions built up in the first nine months of the year.

Traditional life/Life for account of policyholders

New life sales in 2005 increased 4%, despite lower sales in the first quarter, as a result of certain pricing and commission changes in the core pensions markets. New life sales in the fourth quarter amounted to GBP 196 million, an increase of 16% over the same quarter last year, marking AEGON UK’s best ever sales performance. Throughout the year, AEGON UK was successful in further diversifying its business. Higher margin non-pension products, such as annuities, bonds and protection products accounted for nearly one third of new business sales in 2005.

Operating earnings before tax for traditional life amounted to a loss of GBP 1 million compared to a loss of GBP 8 million in 2004. The improvement primarily reflects a restructuring charge of GBP 10 million taken in 2004. Operating earnings before tax from life for account of policyholders was GBP 139 million, a 22% increase compared to 2004. This increase mainly reflects the impact of the higher equity and bond markets on fund related charges.

Fee – off balance sheet products

In asset management, both the institutional and retail business performed well, largely attributable to the continued equity market improvement which encouraged investors into the market as well as to the continued strong performance of AEGON UK Asset Management’s fixed income team. Total off balance sheet production amounted to GBP 1,032 million compared to GBP 143 million in 2004.

In the owned distribution businesses, Positive Solutions continued to perform well. The number of registered individuals (RIs) reached over 1,300 at the end of 2005, an increase of over 300 RIs, while average productivity increased markedly over the year.

Operating earnings before tax from the fee business segment amounted to a negative GBP 27 million, compared to a positive contribution of GBP 3 million in 2004. The lower result was due to the charge of GBP 33 million for the incentive plan related to Positive Solutions.

Commissions and expenses

Commissions and expenses rose 20% to GBP 518 million including the GBP 33 million incentive cost related to Positive Solutions and growth in the distribution businesses, leading to an increase of GBP 38 million in paid-out commissions. Operating expenses increased by less than 1% to GBP 346 million.

Other countries

				amounts in millions

EUR				EUR
Fourth quarter				Full year
2005	2004	%		2005	2004	%
			Income by product segment
3	4	(25)	Traditional life	13	24	(46)
2	2	0	Life for account of policyholders	6	5	20
2	(2)	N.M.	Fee - off balance sheet products	4	6	(33)

0	2	N.M.	Accident and health insurance	2	8	(75)
4	24	(83)	General insurance	25	70	(64)

(6)	0	N.M.	Other	(6)	0	N.M.

5	30	(83)	Operating earnings before tax	44	113	(61)
1	5	(80)	Gains/(losses) on investments	12	15	(20)
0	0	N.M.	Impairment charges	0	(2)	N.M.
0	0	N.M.	Other non-operating income/(charges)	176	0	N.M.
5	4	25	Share in profit/(loss) of associates	16	9	78

11	39	(72)	Income before tax	248	135	84
(1)	(10)	(90)	Income tax	(37)	(34)	9

10	29	(66)	Net income	211	101	109

			Revenues
8	6	33	Life general account single premiums	25	19	32
363	310	17	Life general account recurring premiums	1,009	735	37
87	2	N.M.	Life policyholders account single premiums	101	8	N.M.
46	34	35	Life policyholders account recurring premiums	142	113	26

504	352	43	Total life insurance gross premiums	1,277	875	46
13	19	(32)	Accident and health insurance	67	88	(24)
32	97	(67)	General insurance	130	368	(65)

549	468	17	Total gross premiums	1,474	1,331	11
41	40	2	Investment income	157	142	11
8	4	100	Fee and commission income	25	15	67

598	512	17	Total revenues	1,656	1,488	11
1	6	(83)	Income from reinsurance ceded	6	17	(65)
1	0	N.M.	Fair value and foreign exchange gains	2	1	100
8	30	(73)	Total gains on investments	74	62	19
0	0	N.M.	Other income	176	0	N.M.

608	548	11	Total income	1,914	1,568	22

100	97	3	Commissions and expenses	288	304	(5)

			Standardized new premium production insurance
94	12	N.M.	Life single premiums	128	28	N.M.
44	91	(52)	Life recurring premiums annualized	355	242	47
54	92	(41)	Life total recurring plus 1/10 single	368	245	50

			Gross deposits
2	4	(50)	Variable annuities	5	12	(58)

2	4	(50)	Total production on balance sheet	5	12	(58)

			Off balance sheet production
80	68	18	Mutual funds and other managed assets	318	204	56

80	68	18	Total production off balance sheet	318	204	56

Other Countries

♦	New life sales increased 50% to EUR 368 million in 2005.

♦	Operating earnings before tax amounted to EUR 44 million compared to EUR 113 million in 2004.

♦	Operating expenses increased 10% to EUR 142 million.

♦	Total revenue generating investments increased 39% to EUR 5.4 billion compared to year-end 2004 levels.

Results

Operating earnings before tax in Other Countries amounted to EUR 44 million compared to EUR 113 million in 2004. The decrease primarily reflects the lower contribution to operating earnings from Spain due to the sale of the general insurance activities as of January 1, 2005. Higher operating earnings in Hungary partially offset the decrease. Start-up losses were higher than in 2004 due to the new venture in the Czech Republic and the start of a pension fund business in Slovakia.

Net income, which includes net gains/losses on investments and the gain of EUR 176 million (before tax) on the sale of the general insurance activities in Spain, amounted to EUR 211 million compared to EUR 101 million in 2004. AEGON’s share in the profit (and loss) of associates (after tax) amounted to EUR 16 million, compared to EUR 9 million in 2004.

Traditional life/ Life for account of policyholders

New life sales in Taiwan in 2005 increased 58% to NTD 12.3 billion (EUR 309 million). Most of the new business growth was derived from the brokerage and bank channels. Sales in the second quarter were exceptionally high as sales increased sharply before commissions on certain whole life products were decreased. The adjustment in commissions followed revised reserving requirements mandated by the regulator that applied retroactively as of the beginning of 2005. The high level of sales in the second quarter was followed by notably lower sales in the third and fourth quarters, although new sales in the fourth quarter exceeded third quarter sales by 54%. Total gross premiums increased 42% to NTD 35.4 billion (EUR 891 million) in 2005, mainly due to growth in recurring traditional life business. The reserve requirements have been reversed at the end of 2005, also retroactively. Increased efforts to sell unit-linked products led to encouraging results in the fourth quarter.

In Hungary, new life sales declined 6% to HUF 4.3 billion (EUR 18 million). However, the positive impact of reforms in the sales organization were visible in fourth quarter new life sales.

In Spain, new life sales amounted to EUR 25 million compared to EUR 36 million in 2004. This reflects the cancellation of a distribution agreement with a large agent and reduced sales from insurance agents as a consequence of the sale of the general insurance activities. Life production by these agents improved in the fourth quarter as total new life sales in the fourth quarter doubled compared to the third quarter.

The partnership with Caja de Ahorros del Mediterráneo (CAM) continued its strong growth path, generating premium income of EUR 560 million and new life sales of EUR 219 million, compared to EUR 177 million in 2004. CAM has been particularly successful in expanding sales of recurring premium products, which increased 27%. The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

Total traditional life insurance operating earnings before tax from Other Countries amounted to EUR 13 million compared to EUR 24 million in 2004. This reflects higher costs in Spain and Taiwan, a gradual decline of the old traditional life portfolio in Hungary and higher start-up costs in Central and Eastern Europe. Operating earnings from life for account of policyholders remained stable at EUR 6 million.

Fee - off balance sheet products

In Hungary, off balance sheet product sales increased 49% to HUF 76 billion (EUR 308 million), reflecting increased pension fund deposits. Although competition in the pension fund management business intensified, pension fund membership increased by a net 32,500 to 456,000 members. Off balance sheet investments grew by 44% to HUF 282 billion (EUR 1,113 million) compared to the year-end 2004 level.

In Slovakia, AEGON has exceeded the 50,000 member threshold required by regulatory authorities for a pension fund well ahead of the June 2006 deadline. AEGON Slovakia has enrolled over 70,000 members of which 57,000 are officially registered, reflecting the strong investment performance and an attractive fee structure of AEGON’s products.

Total fee - off balance sheet operating earnings before tax from Other countries amounted to EUR 4 million, against EUR 6 million in 2004, with solid growth in the profitability of the Hungarian operations offset by start-up costs of the Slovakian pension business.

Non-life insurance

In Hungary, non-life premium income increased by 12% to HUF 32 billion (EUR 130 million) mainly as a result of successful expansion of the car insurance portfolio and increased household insurance sales. Following the sale of the general insurance activities, non-life premiums in Spain now only include health insurance. Excluding the general insurance premiums, non-life premiums in Spain increased 6% to EUR 65 million.

Accident and health insurance operating earnings before tax in Other countries amounted to EUR 2 million compared to EUR 8 million in 2004, while general insurance operating earnings before tax amounted to EUR 25 million compared to EUR 70 million in 2004.

Commissions and expenses

Commissions and expenses decreased 5% to EUR 288 million. Operating expenses increased 10% to EUR 142 million.

Associates

AEGON’s share in the profit of associates amounted to EUR 16 million (after tax), compared to EUR 9 million in 2004. This line represents the income on the partnership with CAM (49.99% interest), which became operational in June 2004. It also includes the income on the 35% stake in La Mondiale Participations (20% until December 31, 2004).

Condensed consolidated balance sheets

				amounts in millions
				At Dec. 31 2005 EUR	At Dec. 31 2004 EUR	%
Investments general account				146,075	128,516	14
Investments for account of policyholders				127,547	106,838	19
Investments in associates				542	484	12
Other assets and receivables				37,051	32,854	13

Total assets				311,215	268,692	16

Shareholders’ equity				19,276	14,875	30
Other equity instruments				3,379	2,869	18
Minority interest				15	15	0

Group equity				22,670	17,759	28
Trust pass-through securities				437	378	16
Subordinated borrowings				284	254	12
Senior debt related to insurance activities				2,059	2,270	(9)

Total capital base				25,450	20,661	23

Insurance contracts general account				95,690	82,816	16
Insurance contracts for account of policyholders				70,280	59,904	17
Investment contracts general account				38,842	33,630	15
Investment contracts for account of policyholders				58,724	47,142	25
Other liabilities				22,229	24,539	(9)

Total equity and liabilities				311,215	268,692	16

Shareholders’ equity roll forward

				At Dec. 31 2005 EUR	At Dec. 31 2004 EUR
Shareholders’ equity January 1				14,875	13,297
Net income				2,732	2,256
Dividend paid				(272)	(351)
Movements in foreign currency translation reserve				1,515	(755)
Repurchased and sold own shares				76	23
Movements in revaluation reserves				152	481
Coupons on perpetuals (net of tax)				(132)	(84)
Other changes [1]				330	8

Shareholders’ equity end of period				19,276	14,875

			Additional balance sheet information

At Dec. 31 2005 USD	At Dec. 31 2004 USD	%		At Dec. 31 2005 EUR	At Dec. 31 2004 EUR	%
			Assets
12,728	11,576	10	Deferred policy acquisition costs	10,789	8,499	27
			Equity
2,490	2,874	(13)	Preferred shares	2,111	2,109	0
2,705	2,916	(7)	Revaluation reserves	2,293	2,141	7
			Liabilities
52,907	55,074	(4)	Fixed annuities	44,848	40,433	11
32,938	31,098	6	Institutional guaranteed products	27,921	22,831	22
48,015	44,443	8	Variable annuities	40,701	32,628	25
5,954	7,517	(21)	Savings accounts	5,047	5,519	(9)

[1]	Includes EUR 275 million in 2005 from an agreement between the Dutch tax authorities and AEGON NV on a number of items related to AEGON NV’s corporate income tax filings for the years 1996-2005.

REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders’ equity at December 31, 2005 amounted to EUR 19.3 billion, an increase of EUR 4.4 billion or 30% compared to December 31, 2004. The main items positively impacting shareholders’ equity were net income of EUR 2.7 billion and currency exchange rate effects of EUR 1.5 billion, partly offset by dividends paid and coupons on perpetuals (net of tax).

At December 31, 2005 shareholders’ equity represented 76% of the total capital base, comfortably within target levels. Group equity, which includes other equity instruments (such as perpetual capital securities) and minority interests, represented 89% of total capital. The capital leverage to total capital ratio decreased from 14% at year-end 2004 to 11% at year-end 2005. During 2005, AEGON further strengthened the quality of the capital base in a non-dilutive and cost effective manner with the issuance of perpetual capital securities. In 2005, AEGON completed the offering of USD 1 billion in perpetual capital securities, and a USD 750 million perpetual capital securities offering in two series. Cash flows from the operating units have improved during 2005.

AEGON will purchase approximately 7 million AEGON shares in order to hedge the 2006 Employee & Management Stock Option Plan.

Dividend

At the Annual General Meeting on April 25, 2006, the Executive Board will propose a total dividend for 2005 of EUR 0.45 per common share, a 7% increase compared to the 2004 dividend. Taking into account the interim dividend of EUR 0.22 paid in September 2005, the proposed final dividend will amount to EUR 0.23 per common share, a 10% increase compared to the final dividend of 2004. The final dividend will be paid in cash or shares, at the election of the shareholder. The value of the stock dividend will be approximately the same as the value of the cash dividend. The record date for the dividend will be April 28, 2006. AEGON’s New York registry shares will be quoted ex-dividend on April 26, 2006 and the shares listed on Euronext Amsterdam will be quoted ex-dividend on May 2, 2006. The election period for stock or cash will end May 5, 2006. The stock fraction for the stock dividend will be based on the average price for the AEGON share on the Euronext Amsterdam stock exchange for the five trading days from May 3, 2006 up to and including May 9, 2006. The final dividend will be payable as of May 16, 2006.

Interest charges and other

Interest charges and other decreased 14% to EUR 280 million in 2005. The decrease primarily reflects the refinancing of debt with perpetual capital securities, which are considered equity instruments under IFRS.

Subsequent events

On January 10, 2006, AEGON announced that AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON N.V. and the Chinese National Offshore Oil Corporation (CNOOC), received a license from the regulatory authorities to begin life insurance activities in China’s Shandong province.

On January 30, 2006, Fitch Ratings assigned AEGON N.V. ‘AA-’ (double A minus) ratings to AEGON N.V.’s senior debt and ‘A+’ ratings to subordinated debt and perpetual capital securities, with a ‘stable outlook’. In addition, Fitch affirmed the ‘AA+’ (double A plus) insurance financial strength ratings of AEGON USA, with a ‘stable outlook’.

On February 13, 2006, AEGON N.V. and HDI Pensionsmanagement AG announced that HDI Pensionsmanagement has joined the AEGON Pension Network. The AEGON Pension Network was created jointly by AEGON and La Mondiale in 2005 as the first international network dedicated to providing specialized cross border group pensions solutions for multi-national corporate clients and their employees.

Summarized consolidated income statements

				amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2005	2004	%	2005	2004	%
Total revenues	8,037	7,549	6	30,336	29,300	4
Income from reinsurance ceded	436	457	(5)	1,691	1,548	9
Fair value and foreign exchange gains	271	124	119	698	206	N.M.
Total gains on investments	3,618	5,192	(30)	12,609	7,163	76
Other income	0	(73)	N.M.	176	138	28

Total income	12,362	13,249	(7)	45,510	38,355	19

Benefits and expenses	11,293	12,179	(7)	41,054	34,487	19
Fair value and foreign exchange losses	190	122	56	385	199	93
Total losses on investments and impairment charges	64	15	N.M.	100	283	(65)
Interest charges and related fees	9	102	(91)	373	398	(6)
Other charges	3	218	(99)	3	218	(99)

Total charges	11,559	12,636	(9)	41,915	35,585	18

Share in profit/(loss) of associates	8	7	14	20	25	(20)

Income before tax	811	620	31	3,615	2,795	29
Income tax	(123)	49	N.M.	(885)	(537)	65
Minority interest	(1)	3	N.M.	2	(2)	N.M.

Net income	687	672	2	2,732	2,256	21

Net income per share (EPS) calculation

	amounts in millions (except per share data)
	3M 2005	6M 2005	9M 2005	12M 2005
Net income	677	1,428	2,045	2,732
Preferred dividend	—	(79)	(79)	(79)
Coupons on perpetuals	(28)	(59)	(95)	(132)

Net income attributable to ordinary shareholders	649	1,290	1,871	2,521

Weighted average number of ordinary shares outstanding	1,523	1,531	1,539	1,548
Net income per share year-to-date	0.43	0.84	1.22	1.63

	Q1 2005	Q2 2005	Q3 2005	Q4 2005
Net income per share for the quarter	0.43	0.41	0.38	0.41

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Variable annuities includes segregated funds.

Institutional guaranteed products includes income on GICs and funding agreements.

Fee business includes income on off balance sheet type products.

Reinsurance includes income on reinsurance business assumed from direct writers.

Other is currently used to report any items which cannot be directly allocated to a specific line of business.

Currencies

Income statement items: average rate 1 EUR = USD 1.2456 (2004: USD 1.2436).

Income statement items: average rate 1 EUR = GBP 0.6837 (2004: GBP 0.6790).

Balance sheet items: closing rate 1 EUR = USD 1.1797 (2004: USD 1.3621).

Balance sheet items: closing rate 1 EUR = GBP 0.6853 (2004: GBP 0.7051).

Revenues and production

				amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2005	2004	%	2005	2004	%
Revenues
Life general account single premiums	583	595	(2)	1,751	1,936	(10)
Life general account recurring premiums	1,711	1,453	18	6,205	5,542	12
Life policyholders account single premiums	1,060	1,197	(11)	3,795	3,584	6
Life policyholders account recurring premiums	1,012	947	7	4,328	4,213	3

Total life insurance gross premiums	4,366	4,192	4	16,079	15,275	5
Accident and health insurance	533	510	5	2,230	2,241	(0)
General insurance	122	189	(35)	573	813	(30)

Total gross premiums	5,021	4,891	3	18,882	18,329	3
Investment income	2,613	2,312	13	9,937	9,337	6
Fee and commission income	389	297	31	1,444	1,303	11
Other revenues	14	49	(71)	73	331	(78)

Total revenues	8,037	7,549	6	30,336	29,300	4
Income from reinsurance ceded	436	457	(5)	1,691	1,548	9
Fair value and foreign exchange gains	271	124	119	698	206	N.M.
Total gains on investments	3,618	5,192	(30)	12,609	7,163	76
Other income	0	(73)	N.M.	176	138	28

Total income	12,362	13,249	(7)	45,510	38,355	19

Total revenues by product segment
Life insurance	7,183	6,642	8	26,750	25,210	6
Accident and health insurance	625	585	7	2,589	2,608	(1)
General insurance	140	207	(32)	627	879	(29)
Banking activities	56	74	(24)	249	284	(12)
Other activities	33	41	(20)	121	319	(62)

Total revenues	8,037	7,549	6	30,336	29,300	4

Standardized new premium production insurance
Life single premiums	2,100	2,206	(5)	6,907	6,532	6
Life recurring premiums annualized	433	419	3	1,848	1,667	11
Life total recurring plus 1/10 single	643	639	1	2,539	2,320	9

Gross deposits
Fixed annuities	521	457	14	1,783	2,426	(27)
Institutional guaranteed products	1,800	1,233	46	8,600	7,630	13
Variable annuities	1,283	1,045	23	5,031	4,256	18

Total	3,604	2,735	32	15,414	14,312	8
Savings deposits	939	568	65	3,478	2,881	21

Total production on balance sheet	4,543	3,303	38	18,892	17,193	10

Net deposits
Fixed annuities	(1,240)	(665)	(86)	(4,204)	(2,235)	(88)
Institutional guaranteed products	204	(345)	N.M.	520	1,081	(52)
Variable annuities	360	(198)	N.M.	913	346	164

Total	(676)	(1,208)	44	(2,771)	(808)	N.M.
Savings deposits	(439)	(189)	(132)	(618)	(294)	(110)

Total net deposits	(1,115)	(1,397)	20	(3,389)	(1,102)	N.M.

Off balance sheet production
Synthetic GICs	2,149	1,938	11	6,614	5,838	13
Mutual funds/Collective Trusts and other managed assets	2,302	2,478	(7)	10,811	10,189	6

Total production off balance sheet	4,451	4,416	1	17,425	16,027	9

Investments geographically

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2005	Americas	The Netherlands	United Kingdom	Other countries	Total [1] EUR	Total [1] USD
		Investments
2,424	68	Shares	2,055	5,720	99	51	7,896	9,315
101,109	2,435	Bonds	85,707	15,647	3,553	3,016	107,947	127,345
16,942	0	Loans	14,361	7,215	0	136	21,785	25,700
6,985	0	Other financial assets	5,921	27	0	75	6,024	7,106
477	0	Investments in real estate	404	1,663	0	1	2,068	2,440
200	0	Real estate held for own use	170	135	0	34	355	419

128,137	2,503	Investments general account	108,618	30,407	3,652	3,313	146,075	172,325

55,975	40,691	Investments for account of policyholders	47,449	19,782	59,378	974	127,547	150,467

184,112	43,194	Investments on balance sheet	156,067	50,189	63,030	4,287	273,622	322,792
80,817	1,821	Off balance sheet investments third parties	68,506	12,500	2,657	1,129	84,792	100,029

264,929	45,015	Total revenue generating investments	224,573	62,689	65,687	5,416	358,414	422,821

		Investments
100,475	2,439	Available-for-sale	85,170	19,246	3,559	1,933	109,926	129,680
16,942	0	Loans	14,361	7,215	0	136	21,785	25,700
0	0	Held-to-maturity	0	0	0	1,202	1,202	1,418
66,018	39,792	Financial assets at fair value through profit or loss	55,962	21,930	58,065	981	136,880	161,477
477	867	Investments in real estate	404	1,663	1,266	1	3,334	3,933
200	96	Real estate held for own use	170	135	140	34	495	584

184,112	43,194	Total investments on balance sheet	156,067	50,189	63,030	4,287	273,622	322,792

[1]	Includes investments of holding and other activities.

Assets and capital geographically

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR	Total USD
		At December 31, 2005
210,458	47,319	Assets business units	178,400	55,474	69,049	5,720	308,643	364,106
		Other assets					2,572	3,034

		Total assets on balance sheet					311,215	367,140

19,149	2,124	Capital in units	16,232	5,011	3,100	1,155	25,498	30,080

		Total capital base					25,450	30,023
		Other net liabilities					48	57

		Total					25,498	30,080

		At December 31, 2004
205,037	40,884	Assets business units	150,530	52,454	57,983	4,218	265,185	361,208
		Other assets					3,507	4,777

		Total assets on balance sheet					268,692	365,985

18,215	2,004	Capital in units	13,373	4,038	2,842	1,002	21,255	28,951

		Total capital base					20,661	28,142
		Other net liabilities					594	809

		Total					21,255	28,951

Volatile items

Americas

				amounts in millions
USD				USD			EUR
Fourth quarter				Full year			Full year
2005	2004	%		2005	2004	%	2005	2004	%
			Asset valuation
17	21	(19)	Traditional life	58	38	53	47	30	57
0	2	N.M.	Life for account of policyholders	3	5	(40)	2	4	(50)
33	36	(8)	Fixed annuities	92	75	23	74	61	21
4	3	33	Variable annuities	9	8	13	7	6	17
33	29	14	Institutional guaranteed products	85	94	(10)	68	76	(11)
0	1	N.M.	Fee - off balance sheet products	1	2	(50)	1	2	(50)
4	6	(33)	Reinsurance	10	9	11	8	7	14

4	5	(20)	Accident and health insurance	11	10	10	9	8	13

95	103	(8)	Total asset valuation	269	241	12	216	194	11

			Total return annuity
36	40	(10)	Fixed annuities	42	(46)	N.M.	34	(37)	N.M.
(4)	0	N.M.	Reinsurance	(7)	0	N.M.	(6)	0	N.M.

32	40	(20)	Total return annuity	35	(46)	N.M.	28	(37)	N.M.

			Segregated funds
71	36	97	Variable annuities	12	60	(80)	10	48	(79)

71	36	97	Total segregated funds	12	60	(80)	10	48	(79)

198	179	11	Total volatile items	316	255	24	254	205	24

The Netherlands

EUR							EUR
Fourth quarter							Full year
2005	2004	%					2005	2004	%
			Asset valuation
8	13	(38)	Traditional life				55	24	129
3	2	50	Life for account of policyholders				12	4	N.M.

11	15	(27)	Total asset valuation				67	28	139

			Derivatives
7	0	N.M.	Traditional life				(5)	(12)	58
2	0	N.M.	Life for account of policyholders				0	(2)	N.M.

1	0	N.M.	Accident and health insurance				0	(1)	N.M.
2	1	100	General insurance				0	(1)	N.M.

12	1	N.M.	Total derivatives				(5)	(16)	69

23	16	44	Total volatile items				62	12	N.M.

Cautionary note regarding Regulation G (non-GAAP financial measure)

This press release includes a non-GAAP financial measure: operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

Reconciliation operating earnings to income before tax

	amounts in millions

	EUR			EUR
	Fourth quarter			Full year
	2005	2004	%	2005	2004	%
Operating earnings before tax	643	393	64	2,147	1,772	21
Gains on investments	198	584	(66)	1,269	1,290	(2)
Other income	0	(73)	N.M.	176	138	28
Losses on investments	(57)	(25)	(128)	(112)	(87)	(29)
Impairment charges	(5)	(66)	92	14	(183)	N.M.
Other charges	(3)	(218)	99	(3)	(218)	99
Policyholder tax	27	18	50	104	58	79
Share in profit/(loss) of associates	8	7	14	20	25	(20)

Income before tax	811	620	31	3,615	2,795	29

Supplemental Disclosure

As of January 1, 2005, AEGON began reporting its quarterly results in accordance with IFRS. In the published reports over the first three quarters as well as in our April 14, 2005 press release with 2004 comparative numbers, we indicated that the numbers had to be regarded as preliminary until the full year 2005 was finalized and that numbers could change as a result of further review and analysis.

With the completion of the 2005 financial statements, we have finalized the process of further review and analysis and our external auditors (E&Y) have completed their audit work. As a result we have adjusted certain numbers from previously reported. The effect of the adjustments can be summarized as follows:

in EUR million	Full year 2004 ‘as reported’	Full year 2004 ‘as adjusted’
Operating earnings before tax	1,813	1,772
Net income	2,259	2,256

in EUR million	December 31, 2004 ‘as reported’	December 31, 2004 ‘as adjusted’
Shareholders’ equity	14,938	14,875

The most important changes can be explained as follows:

•	The main factor contributing to the decrease in shareholders’ equity at December 31, 2004 is the effect of the elimination on consolidation of a higher number of AEGON N.V. shares held by the AEGON subsidiaries and the conversion of USD denominated perpetual capital securities against historic exchange rates instead of closing exchange rates.

•	The reduction in operating earnings before tax in both 2004 and 2005 is mainly due to the reclassification of policyholder tax to non-operating earnings by AEGON UK, which had no effect on net income.

•	The adjustment to net income over the full year 2004 on a consolidated level is minimal as the effects on a country unit level and adjustments over the quarters largely offset each other. The largest impact on net income over 2004 is a reduction in the Americas of USD 26 million and an increase in AEGON NL of EUR 17 million.

•	A refinement to our consolidation policy of investment funds impacted AEGON NL the most. Certain funds were previously accounted for at our share in the value of the funds and presented on one line in the balance sheet and now have been consolidated. Consequently various balance sheet and income statement items were grossed up.

Unless stated otherwise, the numbers in this press release are all presented on the new basis.

The tables on pages 30 to 33 provide an overview of the numbers for the group as well by country unit as these have been reported previously and as adjusted for the fourth quarter of 2004 and full year 2004. Similar tables showing the as reported and as adjusted information for the first, second and third quarters of 2004 and 2005 are available on AEGON’s website.

Supplement to the press release of full year 2005 results:

Comparison of 2004 adjusted to 2004 previously reported figures

Earnings overview

		amounts in millions

EUR			EUR
Fourth quarter 2004			Full year 2004
adjusted	reported		adjusted	reported
		By product segment
157	157	Traditional life	566	556
96	79	Life for account of policyholders	304	292
95	97	Fixed annuities	284	279
66	69	Variable annuities	177	181
81	82	Institutional guaranteed products	367	365
(7)	(5)	Fee - off balance sheet products	36	42
(137)	(136)	Reinsurance	(88)	(88)

82	82	Accident and health insurance	325	325
28	27	General insurance	104	102

10	10	Banking activities	24	24
0	19	Other	0	59
(78)	(82)	Interest charges and other	(327)	(324)

393	399	Operating earnings before tax	1,772	1,813
559	560	Gains/(losses) on investments	1,203	1,194
(66)	(67)	Impairment charges	(183)	(153)
(273)	(291)	Other non operating income/(charges)	(22)	(81)
7	7	Share in profit/(loss) of associates	25	25

620	608	Income before tax [1]	2,795	2,798
49	57	Income tax	(537)	(537)
3	3	Minority interest	(2)	(2)

672	668	Net income [2]	2,256	2,259

		Income before tax geographically
390	404	Americas	1,698	1,729
472	448	The Netherlands	1,097	1,072
70	71	United Kingdom	220	224
39	36	Other countries	135	125
(341)	(344)	Holding and other activities	(356)	(355)
(10)	(7)	Eliminations	1	3

620	608	Income before tax	2,795	2,798

		Amounts per common share of EUR 0.12
0.42	0.42	Net income in EUR [3]	1.38	1.38

			At Dec. 31 2004	At Dec. 31 2004
		Shareholders’ equity in EUR [4]	8.38	8.41

[1]	Income before tax as reported now includes share in profit/(loss) of associates.
[2]	Net income refers to net income attributable to equity holders of AEGON N.V.
[3]	After deduction of preferred dividend and coupons on perpetuals.
[4]	Shareholders’ equity per share is calculated after deduction of the preferred share capital.

Supplement to the press release of full year 2005 results:

Comparison of 2004 adjusted to 2004 previously reported figures

Americas

		amounts in millions

USD			USD
Fourth quarter 2004			Full year 2004
adjusted	reported		adjusted	reported
		Income by product segment
174	171	Traditional life	639	625
27	28	Life for account of policyholders	107	108
121	124	Fixed annuities	353	347
84	89	Variable annuities	220	225
106	108	Institutional guaranteed products	456	455
(7)	(5)	Fee - off balance sheet products	(1)	7
(169)	(169)	Reinsurance	(109)	(111)

91	93	Accident and health insurance	361	362

427	439	Operating earnings before tax	2,026	2,018
143	148	Gains/(losses) on investments	280	291
(62)	(62)	Impairment charges	(197)	(162)
2	2	Share in profit/(loss) of associates	3	3

510	527	Income before tax	2,112	2,150
(7)	(11)	Income tax	(439)	(451)
3	3	Minority interest	(3)	(3)

506	519	Net income	1,670	1,696

Supplement to the press release of full year 2005 results: Comparison of 2004 adjusted to 2004 previously reported figures The Netherlands

		amounts in millions

EUR			EUR
Fourth quarter 2004			Full year 2004
adjusted	reported		adjusted	reported
		Income by product segment
26	22	Traditional life	40	37
19	2	Life for account of policyholders	45	27
0	(1)	Fee - off balance sheet products	26	26

10	8	Accident and health insurance	27	26
4	3	General insurance	34	32

10	10	Banking activities	24	24

69	44	Operating earnings before tax	196	172
416	416	Gains/(losses) on investments	907	906
(14)	(14)	Impairment charges	(19)	(19)
1	2	Share in profit/(loss) of associates	13	13

472	448	Income before tax	1,097	1,072
(28)	(21)	Income tax	(177)	(169)

444	427	Net income	920	903

Supplement to the press release of full year 2005 results:

Comparison of 2004 adjusted to 2004 previously reported figures

United Kingdom

		amounts in millions

GBP			GBP
Fourth quarter 2004			Full year 2004
adjusted	reported		adjusted	reported
		Income by product segment
(5)	(4)	Traditional life	(8)	(8)
38	39	Life for account of policyholders	114	117
0	0	Fee - off balance sheet products	3	3
0	13	Other	0	40

33	48	Operating earnings before tax	109	152
5	4	Gains/(losses) on investments	3	3
(2)	(2)	Impairment charges	(2)	(2)
13	0	Other non-operating income/(charges) [1]	40	0

49	50	Income before tax	150	153
(13)	(13)	Income tax attributable to policyholder return	(40)	(40)

36	37	Income before income tax on shareholders return	110	113
(12)	(12)	Income tax on shareholders return	(28)	(28)

24	25	Net income	82	85

[1]	Other non-operating income/(charges) is currently used to report charges made to policyholders in respect of income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

Supplement to the press release of full year 2005 results:

Comparison of 2004 adjusted to 2004 previously reported figures

Other countries

		amounts in millions

EUR			EUR
Fourth quarter 2004			Full year 2004
adjusted	reported		adjusted	reported
		Income by product segment
4	10	Traditional life	24	29
2	(1)	Life for account of policyholders	5	4
(2)	(1)	Fee - off balance sheet products	6	6

2	2	Accident and health insurance	8	8
24	24	General insurance	70	70

30	34	Operating earnings before tax	113	117
5	3	Gains/(losses) on investments	15	9
0	(1)	Impairment charges	(2)	(1)
0	0	Other non-operating income/(charges)	0	0
4	0	Share in profit/(loss) of associates	9	0

39	36	Income before tax	135	125
(10)	(10)	Income tax	(34)	(33)

29	26	Net income	101	92

Supplement to the press release of full year 2005 results:

Comparison of 2004 adjusted to 2004 previously reported figures

Summarized consolidated income statements

	amounts in millions

	EUR
	Full year 2004
	adjusted	reported
Total revenues	29,300	28,249
Income from reinsurance ceded	1,548	3,391
Fair value and foreign exchange gains	206	268
Total gains on investments	7,163	8,026
Other income	138	138

Total income	38,355	40,072

Benefits and expenses	34,487	35,996
Fair value and foreign exchange losses	199	100
Total losses on investments and impairment charges	283	599
Interest charges and related fees	398	386
Other charges	218	218

Total charges	35,585	37,299

Share in profit/(loss) of associates	25	25

Income before tax	2,795	2,798
Income tax	(537)	(537)
Minority interest	(2)	(2)

Net income	2,256	2,259

Disclaimer

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism and acts of war;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

Website: www.aegon.com

Press conference

A press conference on the full year 2005 results will be held this morning at AEGON’s headquarters in The Hague at 09.30 am (local time). This press conference will be webcast live on AEGON’s website www.aegon.com.

Analyst and investor conference call

An analyst and investor conference call on the full year 2005 results will be held today at

Amsterdam	15.00 hrs
London	14.00 hrs
New York	09.00 hrs

The listen-only phone numbers for the conference call are as follows:

+31 (0)20 2013 593	(the Netherlands)
+44 (0)20 7190 1596	(United Kingdom)
+1 480 629 9562	(United States and Canada)

Audio webcast

The conference call and Q&A session can be followed simultaneously via an audio webcast on our website www.aegon.com.